HOTELIERCO RETAIL, LLC

(Delaware limited liability company)

Unaudited Financial Statements

As of September 9, 2020 (inception) through December 31, 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 9, 2021

To: Board of Managers, HOTELIERCO RETAIL, LLC

Re: 2020 Financial Statement Review
        HOTELIERCO RETAIL, LLC

We have reviewed the accompanying financial statements of HOTELIERCO RETAIL, LLC (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of income, owners' equity/deficit and cash flows from the inception from September 9, 2020 through December 31, 2020, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

HOTELIERCO RETAIL, LLC
BALANCE SHEET
As of December 31, 2020
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$	2,490
Total current assets		2,490
Intangible assets, net		60,000
Investment in HCo Central US Fund 01, LLC		5,000
Total Assets	$	67,490

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:
Current liabilities:

None	$	0
Total current liabilities		0
TOTAL LIABILITIES		0

Members Capital:

Membership interest		75,000
Accumulated deficit		(7,510)
Total Members' Capital		67,490
Total Liabilities and Members' Capital	$	67,490

HOTELIERCO RETAIL, LLC
STATEMENT OF OPERATIONS
For the inception period from September 9, 2020 through December 31, 2020
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses:		
General and administrative		606
Marketing		4,654
Professional fees		2,250
Total operating expenses		7,510
Operating income		(7,510)
Net income	$	(7,510)


HOTELIERCO RETAIL, LLC
STATEMENT OF MEMBERS' EQUITY
For the inception period from September 9, 2020 through December 31, 2020
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	Membership interest	Retained Earnings/ (Deficit)	Total Members' Capital
Balance as of inception (September 9, 2020)	$ 0	$ 0	$ 0
Issuance of membership interest	72,500		72,500
Period net income (loss)		(7,510)	(7,510)
Balance as of December 31, 2020	**$ 72,500**	**$ (7,510)**	**$ 67,490**

HOTELIERCO RETAIL, LLC
STATEMENT OF CASH FLOWS
For the inception period from September 9, 2020 through December 31, 2020
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Cash flows from operating activities

Net income	$	(7,510)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
None		0
Net cash used in operating activities		(7,510)

Cash flows from investing activities

Acquisition of intangible assets	(60,000)
Investment in HCo Central US Fund 01 LLC	(5,000)
Net cash used in investing activities	(65,000)

Cash flows from financing activities

Proceeds from issuance of membership interest	75,000
Net cash provided by financing activities	75,000

Net change in cash and cash equivalents		2,490
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	2,490

Supplemental disclosure of cash flow information

Cash paid for interest	$	0
Cash paid for income taxes		0

NOTE 1 - NATURE OF OPERATIONS

HOTELIERCO RETAIL, LLC (which may be referred to as the "Company," "we," "us," or "our") is a limited liability company organized in Delaware. The Company was formed to acquire and develop hotel and lodging properties.

The Company incorporated on September 9, 2020.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of December 31, 2020, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and other syndication efforts. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included. The Company will report its results as of December 31 aside from this inception period financial statement.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $2,490 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed

to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company had no outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years once the asset is placed in service.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company records intangible assets at the cost of acquisition or development. Costs incurred to defend or establish the legal status of intangible assets are also capitalized to the cost of the asset. Certain intangible assets are amortized, rather than depreciated, over their legal life. Assets without a specified legal life are not amortized, but tested for impairment on a regular basis.

The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020, the Company had acquired the following intangible assets:

	Amount as of December 31, 2020
Trademarks and Branding	20,000
Website assets	40,000
Total	**60,000**

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are

recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a partnership for federal and state income tax purposes. The Company's items of income, deductions, credits, etc. are allocated to the owners of the Company. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition
Starting with inception, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606"). ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company will earn revenue through the development, rental, license and operation of the Company's underlying real estate investments and management.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company will be treated as a corporation for US and state income tax purposes. The deadline for filing a tax return has not yet been reached for the Company. Once filed, the tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY AND DEBT

Membership Interest
The Company has issued all of its membership interest to its founders.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on December 31, 2020 and is in the process of beginning operations. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has not yet but intends on engaging in a number of related-party transactions relating to the on-going management and investment in the portfolio of assets.

As these transactions will be with related parties to the Company, there is no guarantee that the terms, prices and conditions of these transactions are commensurate with arm's length transactions.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer securities in a campaign offering exempt from registration under Regulation CF. The securities offering is anticipated to be listed with Wefunder.

Management's Evaluation
Management has evaluated subsequent events through March 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.